

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 15, 2016

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

John K. Nolan
Chief Financial Officer
Determine, Inc.
2121 South El Camino Real, 10th Floor
San Mateo, CA 94403

> **Re: Determine, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 10, 2015**
> **File No. 333-207910**

Dear Mr. Nolan:

It has been more than nine months since you filed this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

- amend it to comply with the applicable requirements of the Securities Act of 1933, the rules and regulations under the Act, and the requirements of the form; or

- file a request for withdrawal.

If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under Rule 479 of the Act.

Please contact Gabriel Eckstein at (202) 551-3286 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: David A. Richardson, Esq.
        DLA Piper LLP (US)